GLOBAL corporate compliance

05013402

December 8, 2005

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
DEC 19 2005
WASH, D.C. 185 SECTION

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs: Q Gold Resources Ltd.

Re: ~~Solana Petroleum Cor~~p. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Certificate of the CEO
2. Certificate of the CFO
3. Interim Financial Statements for the period ended September 30, 2005
4. Managements Discussion and Analysis for the period ended September 30, 2005
5. News Release dated November 22, 2005
6. News Release dated November 9, 2005

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Associate

encl

PROCESSED
DEC 20 2005
THOMSON
FINANCIAL

dlw 12/20

Global Corporate Compliance Inc. 310, 441 5th Avenue SW Calgary AB T2P 2V1
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

82-4931

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, J. Bruce Carruthers II, President and Chief Executive Officer of Q-Gold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Q-Gold Resources, Ltd., (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2005

J. Bruce Carruthers II
President & Chief Executive Officer

82-4931

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Q-Gold Resources, Ltd., (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2005

Eric A. Gavin
Chief Financial Officer

82-4931

Q-GOLD RESOURCES LTD.

Consolidated Financial Statements

September 30, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a) if an auditor has not performed a review of the interim financial statements, they must accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Board of Directors of the Corporation.

The Corporation's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Q-GOLD RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2005
(Unaudited - Prepared by Management)

	September 30 2005	December 31 2004
ASSETS		
Current assets		
Cash and term deposits	$ 151,221	$ 34,467
Goods and Services Tax (GST) Receivable	3,017	1,860
Current portion of amounts receivable from directors and officers (Note 3)	8,322	8,138
	162,560	44,465
Property Plant and Equipment (Note 6)	17,218	923
Amounts receivable from directors and officers (Note 3)	98,059	101,561
	$ 277,837	**$ 146,949**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 34,111	$ 96,933
Interest payable on loans	4	30,587
Loans Payable (Note 7)	16,294	392,539
Share subscriptions repayable (note 9)	-	29,650
	50,409	549,709
Funds for future California Syndicate AFE's (Note 4)	-	443,849
Share capital (Issued 13,656,489 shares) (Note 9)	6,293,851	5,051,051
Deficit	(6,066,423)	(5,607,360)
	227,428	(846,609)
	$ 277,837	**$ 146,949**

ON BEHALF OF THE BOARD OF DIRECTORS:

"John A. Bolen"
John A. Bolen, Director

"J. Bruce Carruthers II"
J. Bruce Carruthers II, Director

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

(Unaudited - Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	**2004**	**2005**	**2004**
REVENUE				
Interest income	$ 2,610	$ 875	$ 4,282	$ 5,422
	2,610	875	4,282	5,422
EXPENSE				
Accounting	$ 2,400	$ 14,074	$ 24,420	$ 14,074
Amortization	1,396	85	1,529	275
Compliance agency fees	23,960	(881)	38,652	2,969
Financing Fees	1,146	-	9,852	-
Hexagon Gold mining properties (Notes 5, 10 and 11)	163,203	11,659	185,241	40,538
Insurance	354	392	1,151	1,195
Interest	9,341	9,637	22,722	26,164
Legal Fees	61,959	-	61,959	-
Management fees (Note 11)	12,788	7,500	27,788	22,500
Miscellaneous Expenses	47	73	269	380
Office	13,103	10,100	38,557	35,985
Professional/ Geological Services	10,701	4,615	22,892	20,962
Promotion and investor relations	2,313	309	2,698	1,809
Taxes	9,008	1,060	9,008	1,223
Travel	6,707	1,227	13,978	2,718
	318,427	59,848	460,717	170,791
INCOME (LOSS) BEFORE FOREIGN EXCHANGE & EXTRAORDINARY ITEMS	(315,817)	(58,973)	(456,435)	(165,369)
FOREIGN EXCHANGE GAIN (LOSS)	(115,300)	24,508	(113,194)	13,765
GAIN ON DEBT SETTLEMENT (Note 4)	400,866	-	400,866	-
NET INCOME FOR THE PERIOD	**(30,251)**	**(34,465)**	**(168,763)**	**(151,604)**
DEFICIT, BEGINNING OF PERIOD	(6,036,172)	(5,712,145)	(5,897,660)	(5,607,360)
DEFICIT, END OF PERIOD	$ (6,066,423)	$ (5,746,610)	$ (6,066,423)	$ (5,746,610)
NET INCOME (LOSS) PER SHARE	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited - Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ (30,251)	$ (34,465)	$ (168,763)	$ (151,604)
Items not requiring cash				
Amortization of capital assets	1,396	85	1,529	275
Unrealized foreign exchange gain	78,429	(20,642)	100,461	18,203
Gain on debt settlement	(400,866)	-	(400,866)	-
	(351,292)	(55,022)	(467,639)	(133,126)
Changes in non-cash working capital items	(56,368)	7,659	(63,979)	(17,930)
	(407,659)	(47,363)	(531,617)	(151,056)
Investing activities				
Amounts receivable from directors and officers	2,151	(7,210)	3,318	14,922
Purchase of capital assets	(17,825)	-	(17,825)	-
	(15,674)	(7,210)	(14,507)	14,922
Financing activities				
Proceeds from short term loans	-	57,765	102,376	136,126
Repayment of loans	(231,798)		(231,798)	
Net Proceeds from equity financing(s)	792,300		792,300	
	560,502	57,765	662,878	136,126
Change in cash (Decrease)	137,169	3,192	116,754	(8)
Cash, beginning of period	14,052	5,347	34,467	8,547
Cash, end of period	$ 151,221	$ 8,539	$ 151,221	$ 8,539

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At September 30, 2005 the company had accumulated losses amounting to $6,066,423. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements.

2 SIGNIFICANT ACCOUNTING POLICIES

Incorporation

The Corporation was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Corporation changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Ontario subsidiary, Q-Gold (Ontario) Ltd. (incorporated on September 2, 2005), its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited and its wholly owned US subsidiary, Solana California, Inc.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2005 and 2004.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average number of shares outstanding for the nine month period ended September 30, 2005 were 2,218,446 (2004 - 17,225,900). Diluted weighted average shares for the six month period ended September 30, 2005 were 2,812,779 (2004 – 17,225,900). On December 22, 2003, the Corporation's shareholders approved a share consolidation of one new share for nine old shares basis (17,225,900/9 = 1,913,989). On June 1, 2005, the TSX Venture Exchange (the "Exchange") issued a Bulletin confirming this share consolidation.

Stock options

The company does not record compensation expense in respect of stock options granted to its directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The company's financial instruments at September 30, 2005 and December 31, 2004 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President Eric A. Gavin in the amount of $105,840 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008. Monthly principal and interest payments total $750 and $200 respectively.

4 UNITED STATES OPERATIONS

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas Exploration Syndicate through which 75% of the working interest was sold to various parties at varying

amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. The balance of the fees was available for the company's own purposes. One member of the Syndicate has withdrawn ($48,465 – US$ 37,500). To date no other exploratory prospects in California have been identified. Consequently, the balance of $483,247 (US $368,750) remains as long-term unsecured accounts payable to the participants.

In 2004, the corporation reached an agreement with debt holders comprising the five remaining members of the Solana California Gas Exploration Syndicate to exchange US$ 368,750 in long term debt for 255,000 shares of Q-Gold Resources Ltd. The Corporation issued these shares in September 2005, completing the transaction and eliminating this long-term debt from the Corporation's Balance Sheet.

5 MINERAL PROPERTIES

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties"), including both the historic Foley and Golden Star gold mines.

Under the terms of the Hexagon Gold agreement, Q-Gold issued 5,000,000 common shares to Hexagon Gold at a deemed price of $0.20 per share in September 2005. The issuance of these shares was approved by shareholders of the corporation in December 2003.

6 PROPERTY, PLANT AND EQUIPMENT

			September 30 2005	Dec. 31 2004
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	626	545	81	103
Computer equipment	6,334	5,685	649	820
Automobile (Field Truck)	17,825	1,337	16,488	-
	24,785	**7,567**	**17,218**	**923**

7 LOANS PAYABLE

a) Loans are payable to various individuals, interest at 15% per annum with various principal amounts. The principal sums were paid in September of 2005. In addition, the Corporation issued 97,500 common shares to three lenders at the closing of the SFOD Financing.

b) Loans payable to various individuals, interest at 10% per annum, various principal amounts. The principal sums were paid in September of 2005.

c) The Corporation reached agreement with four lenders regarding accrued interest on some of the loans described in paragraphs a) and b) above, whereby the Corporation issued new promissory notes totaling $16,294. These new promissory notes accrued interest at a rate of 7.5% per annum. The principal sums and all accrued interest shall be due and payable on or before January 31, 2006.

	September 30, 2005	December 31, 2004
a) Loans payable – 15%	-0-	$ 139,393
b) Loans payable – 10%	-0-	253,146
c) Loans payable – 7.5%	$ 16,294	-0-
	$ 16,294	$ 392,539

8 CONVERTIBLE SECURITIES

In August 2005, the Corporation received notices of election from ten private investors whereby these investors agreed, subject to regulatory approval, to convert, via convertible security agreements, their investments totaling $302,796 and accrued interest totaling $27,204 (cumulative total $330,000) into $0.20 Units of the Corporation. Each Unit consists of one common share and one-half share purchase warrant; one full warrant entitling the holder to purchase an additional common share for $0.30 within twenty-four months. In September of 2005, the Company issued 1,650,000 common shares and 825,000 common share purchase warrants to these investors.

9 SHARE CAPITAL

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2004	*17,225,900*	*5,051,051*
After Share Consolidation at 1:9	1,913,989	5,051,051
Issued	11,742,500	1,097,100
Share issue costs	-	(145,700)
Balance as at September 30, 2005	**13,656,489**	**$ 6,293,851**

The Corporation filed articles of amendment on May 2, 2005 to consolidate its common shares on a nine for one basis. As a result of this share consolidation, the Corporation's common shares have been consolidated from 17,225,900 to 1,913,989 issued and outstanding.

In September of 2005, the Corporation issued 5,000,000 common shares to Hexagon Gold as payment for the Mining Properties. Based on the fair market value of the Corporation's stock price of $0.01 at the time of the Option Agreement was executed in 2003, the transaction is valued at $50,000.

In September of 2005, the Corporation is issued 1,650,000 common shares and 825,000 common share purchase warrants to investors in a convertible security transaction described in Note 8 above. Included in this transaction were three individuals that were issued promissory notes in 2002 the aggregate amount of $29,650 to in connection with a private placement that was not approved by the Exchange.

In September of 2005, the Corporation issued 255,000 shares to members of the Solana California Gas Exploration Syndicate in exchange for the elimination of US$ 368,750 in long term debt, as described in Note 4 above.

In September of 2005, the Corporation issued 97,500 shares to three individuals as bonuses in connection with loans they made to the Corporation, as described in Note 7 above.

Stock options

The company has established a stock option plan for the benefit of directors, officers, employees and consultants of the company. At September 30, 2005 1,350,000 (2004 – 150,000) options had been granted under the following terms:

Number of Shares	Option price $	Expiry date
1,300,000	0.20	September 27, 2010
50,000	0.25	September 27, 2010

10 OPTION AGREEMENT TO ACQUIRE ONTARIO MINING INTERESTS

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties"), including both the historic Foley and Golden Star gold mines.

On November 30, 2003, the corporation exercised its option to acquire rights to 640 acres of Crown Mining Leases comprising the Foley Mine Complex, by making a $2,500 cash payment, agreeing to issue 250,000 Q-Gold shares to the property owners and granting them a Net Smelter Return (NSR) of two percent (2.0%) on all metals production from the property. The transaction is subject to approval by the Exchange. The Foley mine produced a total of 5,267 ounces of gold officially recorded for tax purposes in the 1890's and the 1930's.

Under the terms of the Hexagon Gold agreement, Q-Gold will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold. The shareholders approved this transaction at a shareholders' meeting held on December 23, 2003. The Exchange has deemed the acquisition a reverse take over by Hexagon Gold, which requires Exchange approval. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Q-Gold. Final approval was received from the Exchange as to the reverse take over, acquisition of

the Mining Properties and issuance of shares to Hexagon Gold in September of 2005. The option was formally effected and these shares were issued to Hexagon Gold in September of 2005.

11 RELATED PARTY TRANSACTIONS

The company has entered into agreements whereby two officers were paid approximately $27,788 (2004 - $22,500) for consulting and management fees.

The company loaned funds totaling $121,000 to Hexagon Gold with an interest rate of 6% per annum, payable on or before November 15, 2005. The funds loaned to Hexagon Gold were for the purpose of maintaining the gold claims and leases (the Properties) and initiating and conducting exploration operations on the Properties in conjunction with the reverse take over of Q-Gold by Hexagon Gold. The expenditures has been classified as mining properties expense as per the company's accounting policy. Subsequent to Exchange approval of the reverse take over and the transfer of ownership in the Properties to Q-Gold Resources Ltd. in September of 2005, this promissory note was forgiven.

12 SUBSEQUENT EVENTS

On November 9, 2005, the Corporation executed an Engagement Letter with Toronto-based IBK Capital Corp. ("IBK Capital"). Under the terms of the Engagement Letter, IBK Capital will endeavor to raise up to $2.0 million via a non-brokered private placement of Q-Gold securities (the "Financing"). Proceeds from the Financing will be used for future phases of the Company's exploration program on its gold mining claims and leases in the historic Mine Centre, Ontario gold camp located 150 miles southeast of Red Lake. Proceeds will also be used for general corporate and working capital purposes. Pricing for the Financing has yet to be determined.

On November 22, 2005, the Corporation received Exchange approval for the issuance of 250,000 common shares to the owners of 640 acres of Crown Mining Leases comprising the Foley Mine Complex in the Kenora Mining District of Ontario.

82-4931

Q-GOLD RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

INTERIM REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 DATED NOVEMBER 28, 2005

GENERAL

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Consolidated Financial Statements for the six months ended September 30, 2005 of Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Corporation's Board of Directors prior to release. Under this Instrument, the Corporation is defined as a "Venture Issuer".

The Corporation's name was changed from Solana Petroleum Corp. on January 21, 2004 in connection with a Reverse Takeover ("RTO"). The RTO was approved by the TSX Venture Exchange (the "Exchange") effective September 27, 2005, and the Corporation's common shares were then listed for trading on the Exchange under the symbol "QAU". In conjunction with the RTO, and pursuant to Exchange approval, Q-Gold issued 255,000 Common Shares in a shares for debt transaction, 97,500 Common Shares as bonus shares for the provision of loans to the Corporation and 1,650,000 Common Shares and 825,000 Common Share purchase warrants (the "Note Warrants") as a result of the exercise of convertible notes. The Note Warrants entitle the holder to acquire a Common Share at an exercise price of $0.30 for a period of 24 months from issuance.

On August 18, 2005, Q-Gold completed a Short Form Offering financing (the "SFOD Financing") through Northern Securities Inc. (the "Agent"). The Corporation issued 4,500,000 units at $0.20 per unit and 190,000 "flow-through" common shares ("Flow-Through Shares") at $0.20 per Flow-through Share for gross proceeds of $938,000. Each unit consists of one Common Share and one warrant ("Warrant"). Each Warrant entitles the holder to acquire a Common Share at an exercise price of $0.25 on or before August 18, 2007.

As compensation for the SFOD Financing, the Agent received a cash commission equal to 10% of the gross proceeds and a financial advisory fee paid in cash equal to 5% of the gross proceeds. Furthermore, it received $20,000 in cash and 50,000 units as a work fee and two Agent's options The first Agent's option entitles the Agent to acquire up to 38,000 Common Shares and/or Flow-Through Shares (at its discretion) at a price of $0.20 per Common Share and $0.22 per Flow-Through Share, on or before August 18, 2007. The second Agent's option entitles the Agent to acquire up to 900,000 Agent's units at a price of $0.20 per unit, on or before August 18, 2007. The Agent's units have the same terms as the units issued under the SFOD Financing.

As a result of the RTO, and pursuant to an Option Agreement with Hexagon Gold (Ontario) Ltd. that was exercised by Q-Gold on October 4, 2005, the Corporation now owns a 100% property interest in 31,750 acres of mineral claims in the Archean Greenstone Belt of Northwestern Ontario in the historic gold mining camp at Mine Centre (the "Mineral Claims").

OVERALL PERFORMANCE

The Corporation's principal activities during the 3rd Quarter of 2005 were largely directed toward obtaining regulatory approvals in connection with the SFOD Financing, the RTO and reactivation to "Tier 2 Qualifying Issuer Status" to permit relisting and trading on the Exchange.

Aside from limited maintenance operations performed early in the 3rd Quarter on the Mineral Claims, the principal exploration activity by the Corporation was the initiation of First Phase of the Exploration Work Program in September. This First Phase entails core drilling, stripping, trenching and sampling of large surface veins in the Foley Mine Complex, located within the Mineral Claims.

The Corporation remains optimistic about the outlook for gold prices through 2005-2006 and looks forward to continuing an active exploration program on the Mineral Claims through that period.

RESULTS OF OPERATIONS

As full-scale exploration operations on the Mineral Claims only commenced late in the Third Quarter, the Corporation has not yet received any revenues or profits from operations and does not expect to receive any income from the Mineral Claims in the near future. Results from exploration activities, coupled with the price of gold, will materially affect any future development plans for the Mineral Claims.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Corporation's eight most recently completed quarters:

	2005			2004				2003
	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.
Total Revenues	$ 2,610	$ 10	$ 1,662	($ 1,909)	$ 875	$ 892	$ 3,655	($ 15)
Income (Loss) before discontinued operations & extraordinary items	(315,817)	(91,512)	(49,106)	(175,567)	(58,973)	(52,552)	(53,843)	(217,648)
Income (Loss) per Share	(0.02)	(0.05)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)
Income (Loss) per diluted share	(0.01)	(0.05)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)
Net Income (Loss)	(30,251)	(90,219)	(48,293)	(138,697)	(34,465)	(76,228)	(40,910)	(203,431)
Net Income (Loss) per Share	(0.00)	(0.05)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)
Net Income (Loss) per diluted share	(0.00)	(0.05)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)

FINANCIAL CONDITION

For the three months ending September 30, 2005, Q-Gold reported (prior to extraordinary items) a loss of $315,817 ($0.02 per share) versus a loss of $58,973 ($0.00) in the same period of 2004. The initiation of the Corporation's Exploration Work Program on the Mineral Claims, the costs of which are expensed and charged against earnings until economically recoverable reserves are established, along with legal and compliance/ transfer agency fees incurred relating to the RTO and accompanying transactions, resulted in a considerable increase in expenditures for the Corporation over the same period in 2004. Until Q-Gold can establish economically recoverable reserves and initiate mineral production on the Mineral Claims, the outlook for both cash flow and profit will be negative. However, in the near-term, the Corporation anticipates being able to obtain additional funds via equity financings to continue exploration activities on the Mineral Claims, as well as general corporate activities.

In September 2005, the Corporation extinguished long-term debt of $451,866, through the issuance of 255,000 new common shares to the creditors in a "Shares for Debt Transaction". This resulted in the extinguishment of all the Corporation's long-term debt.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005, the Corporation had a working capital surplus of $112,151, allowing the Corporation to meet its current financial obligations as they arise. On November 9, 2005, the Corporation announced it had executed an Engagement Letter with IBK Capital Corp. ("IBK"), whereby IBK will endeavor to raise up to $2.0 million of equity financing via a non-brokered private placement to fund continued exploration activities on the Mineral Claims and for general corporate purposes. Q-Gold anticipates this proposed private placement to close in the first quarter of 2006.

ADDITIONAL DISCLOSURES

For the three months ending September 30, 2005, the Corporation incurred expenses totaling $163,203 (2004 - $11,659) on the Mineral Claims. These expenditures related to the initiation of Phase I of the Exploration Work Program. General and Administrative Expenditures for the 3rd Quarter totaled $ 155,224 (2004 - $48,189). The increase in expenditures over these compared periods is discussed in "Financial Condition" above.

OUTSTANDING SHARE DATA

The Corporation's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 13,656,489 Common Shares and no Preferred Shares were issued and outstanding and 22,219,489 shares on a fully-diluted basis as of the date of this MD&A. Of the Corporation's common shares included in the issued and outstanding total above, 5,114,105 were placed in escrow (4,602,694 remaining) with Computershare Trust Company of Canada and will be released over a three-year period.

The Corporation has 1,350,000 stock options outstanding to Directors, Officers and Consultants of the Corporation at an option prices ranging from $0.20 to $0.25 per share, with an expiry date of

September 27, 2010. As a result of the SFOD Financing, there are warrants outstanding allowing the purchase of an additional 7,213,000 common shares of the Corporation.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from actual future results and achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this unaudited interim MD&A. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

ADDITIONAL INFORMATION

Additional Information on Q-Gold, including Quarterly and Annual Financial Statements, an Annual Information Form, an Information Circular and the NI 43-101 Qualifying Report on the Corporation's Mineral Claims are all available on SEDAR at www.sedar.com.

82-4931

Q-GOLD RESOURCES LTD.

Q-GOLD RESOURCES LTD. ("QAU": TSX-V) HITS HIGH GRADE GOLD

SEC 12g 3-2(b) Exemption # 82-4931

November 22, 2005

Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") is pleased to announce the results of the first phase of exploration on its 100% owned Mine Centre Gold Property located in Northwestern Ontario. The Property consists of 18,740 acres of contiguous mining claims, Crown leases and Leasehold Patents. The Corporation's holdings are located within the historic Mine Centre 1890's gold camp, which produced 16,025 ounces of gold from the Foley and Golden Star Mines. The gold camp has not received any extensive, systematic exploration since the 1920's.

The first phase of exploration consisted of stripping, trenching and drilling of 10 diamond drill holes. The stripping was carried out on the West, Jumbo, Bonanza, Vowel, North Sulphide and South Sulphide Veins. A total of 104 chip samples were taken from the exposed portions of the West (16), Jumbo (37), North Sulphide (19), Vowel (13) and South Sulfide (19) veins. All of the veins are contained within highly altered, quartz-rich trondhjemite which forms part of the Shoal Lake Intrusion. The assay results from the Jumbo vein, have confirmed the historical gold values reported from this vein. Assay results from trenching on the other four veins are still pending. All assays were performed by Swastika Laboratories, Ltd., of Swastika, Ontario, using the "pulp and metallic" assay method.

Channel sampling on the "Jumbo" vein of the Foley Mine Vein Complex yielded the assay results listed below:

Trench	Sample Width (m)	Weighted Average Assay Ag (ppm)	Zn (by weight)	Au (gm/mt)
J-1	0.50	1.10	0.155%	0.14
J-2	1.00	27.30	0.646%	4.39
J-3	0.92	27.80	0.710%	5.85
J-4	1.20	38.10	0.189%	7.69
J-5	1.72	6.84	0.290%	4.69
J-6	1.52	18.82	0.236%	3.48
J-7	1.95	9.49	0.222%	9.94
J-8	1.10	1.10	0.010%	0.31
J-9	1.54	0.60	0.010%	0.49
J-10	1.65	12.47	0.080%	2.66
J-11	0.83	13.36	0.158%	1.28
J-12	0.78	24.10	0.816%	7.30
J-13	1.40	8.05	0.110%	8.09
J-14	1.30	12.98	0.070%	8.62
J-15	0.40	10.20	0.006%	1.15
J-16	0.40	23.60	0.020%	2.33

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com

Summary - Jumbo Vein (16 Trenches)
Total strike length sampled: 213 meters (open on strike at both ends)
Average trench width: 1.13 meters
Weighted average mineralization encountered:
Gold = 4.809 gm/tonne (0.1403 oz/ ton)
Silver = 15.6 gm/tonne (0.455 oz/ ton)
Zinc = 0.326% by weight (6.623 lbs/ton)

These initial results from trenching of the Jumbo vein, show relatively consistent gold mineralization along the entire 213 meters of exposed strike length of the vein, which remains "open" on strike at both ends.

The drilling stage of Q-Gold's exploration program consisting of ten diamond drill holes tested the downward continuity of the veins and acquired preliminary structural, geological and mineralogical information below surface around the Foley Mine veining system. Two intervals containing significant gold values were intersected in two drill holes. Holes Q-05-08 intersected 1.5 metres, from 147.3m to 148.8m, grading 53.47 g gold/t (1.559 oz/ton) and Holes Q-05-09 intersected 0.5 metres, from 98.55m to 99.05m, grading 6.67 g gold/t (0.195 oz/ton). Three other structural drill holes intersected gold, but at lower values as indicated below:

		Interval (m)			Au	
	Hole	From	To	Width (m)	Gm/tonne	Remarks
(1)	Q-05-02	81.65	82.35	0.7	3.44	
(2)	Q-05-05	57.75	59.25	1.5	0.83	
(3)	Q-05-07	90.70	92.00	1.3	3.38	
(4)	Q-05-08	147.3	148.8	1.5	53.47	Visible gold in core. Included 0.5m interval grading Au 155.7 gm/ tonne (4.543 oz/ton)
(5)	Q-05-09	98.55	99.05	0.5	6.67	Visible gold in core

The drilling confirmed the down dip extension of the veins to a maximum depth of 120m in Hole Q-05-08 and to a depth of 160m in hole Q-05-09. It also confirmed the presence of multiple, parallel veining in broad zones of sheared and altered trondhjemite and the widening of all the veins at depth.

The veins in the Foley Mine area are very similar in mineralization to other veins in the Shoal Lake Felsic Intrusion. The above listed veins are consistently mineralized with massive, disseminated and stringers of pyrite, massive and disseminated sphalerite, minor chalcopyrite, bornite and acanthite (a silver sulphide). The veins have been subjected to multiple stages of deformation, forming a peculiar ribbon texture to the quartz veins. Tourmaline has been injected along fractures within the trondhjemite and quartz veins. The host, quartz rich trondhjemite, has been intensely saussuratized and chloritized with varying levels of silicification. The veins are hosted within moderately to strongly foliated trondhjemite. All of the veins around the Foley Mine have a northerly and sub-parallel trend within the intrusion. Many of the veins bifurcate to form larger veins.

There are at least three separate stages of deformation and injection of quartz into the structurally emplaced veining system. These structure appear be deep-seated and the drilling confirmed more intense alteration at depth. These structurally emplaced gold-bearing quartz veins form part of a larger structural pattern within the Shoal Lake Intrusion in the immediate property area and surrounding region.

"The Corporation is very encouraged with the results of the trenching, sampling and diamond drilling, which compromise the first phase of our exploration program at Mine Centre", said Chairman and CEO, J. Bruce Carruthers II. "We look forward to increasing our exploration activities there in the very near future". To that end, Q-Gold recently announced that it has engaged Toronto-based, IBK Capital Corp. to raise up to $2.0 million to further Q-Gold's exploration efforts. "Mine Centre is one of only a few remaining under-explored past gold-producing Archean greenstone belts in the Superior Province. The belt is situated between two major structural Deformation Zones, the Seine River and Quetico Fault system", Mr. Carruthers continued. "We hope that we will be able to find the deep-seated sources (conduits) of the gold "system" indicated by the presence of two former producing gold mines and over 100 veins that have recorded gold values in the past at Mine Centre."

Mr. Ray Bernatchez, P. Eng., Consulting Geologist, a Qualified Person, as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

For more information, please contact:

J. Bruce Carruthers II, President at (928) 779-0166 or visit www.QGoldResources.com

82-4931

Q-GOLD RESOURCES LTD.

Q-GOLD RESOURCES LTD. ("QAU": TSX-V) ANNOUNCES PROPOSED FINANCING OF UP TO $2.0 MILLION

SEC 12g 3-2(b) Exemption # 82-4931

November 9, 2005

Q-Gold Resources Ltd. ("Q-Gold" or the "Company") announced it has signed an Engagement Letter with Toronto-based IBK Capital Corp. ("IBK Capital"). Under the terms of the Engagement Letter, IBK Capital will endeavor to raise up to $2.0 million via a non-brokered private placement of Q-Gold securities (the "Financing"). Proceeds from the Financing will be used for future phases of the Company's exploration program on its gold mining claims and leases in the historic Mine Centre, Ontario gold camp located 150 miles southeast of Red Lake. Proceeds will also be used for general corporate and working capital purposes. Pricing for the Financing has yet to be determined.

The Company owns a 100% interest in over 31,000 acres of gold and base metals mining claims and leases at Mine Centre, of which 18,700 acres are contiguous gold claims and leases containing the historic Foley and Golden Star gold mines. These two mines produced over 16,000 ounces of gold, mainly in the 1890s. A fragmented land position had precluded modern, coherent exploration efforts until now.

Q-Gold is currently conducting Phase I of its Exploration Work Program on the principal gold-bearing quartz veins comprising the Foley Mine Complex. A program of structural drilling and extensive surface trenching and sampling of the veins is planned for completion later this month. Assay results from the program will be announced by the Company as soon as they are received and interpreted.

The Company currently has 13,656,489 shares issued and outstanding and 22,219,489 on a fully-diluted basis.

For more information, please contact:

J. Bruce Carruthers II, President at (928) 779-0166 or visit www.QGoldResources.com

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

c/o Hexagon Resources, Inc.
121 E. Birch Ave., #508
Flagstaff, Arizona 86001
Phone: (928) 779-0166/ Fax: 779-0107
e-mail: QGoldResources@aol.com